                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)


                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X                           Form 40-F
              -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                              No        X
               -------                             -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                  TSMC Monthly Sales Report - January 2003

Hsin-Chu, Taiwan, February 12, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for January 2003 totaled NT$13,129 million.

TSMC Spokesperson Mr. Harvey Chang noted that compared to December 2002, TSMC realized an increase in unit sales for January 2003 due to a seasonal increase in customer wafer shipments in advance of Chinese New Year. This resulted in a 15.8% revenue increase compared to the month prior, and a nine percent increase on a year-over-year basis.

                                      # # #

Sales Report: (Unit: NT$ million)
--------------------------------------------------------------------------------
                                       2003/(1)/      2002           Growth
--------------------------------------------------------------------------------

Net Sales for January                  13,129         12,045          9.0%
--------------------------------------------------------------------------------

(1): Year 2003 figures have not been audited.


TSMC Spokesperson:
-----------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:
---------------------------------------

Mr. J.H. Tzeng                          Mr. Jesse Chou                     Ms. Shan-Shan Guo
PR Department Manager, TSMC             Public Affairs Manager, TSMC       PR Manager, TSMC
Tel: 886-3-567-3338                     Tel: 886-3-5673347 (O)             Tel: 886-3-5673345(O)
     886-928-882-607(Mobile)                 886-932-113-258(Mobile)            886-939-059-246 (Mobile)
Fax: 886-3-567-0121                     Fax: 03-5670121                     Fax: 03-5670121
Email: jhtzeng@tsmc.com.tw              Email:jhchoua@tsmc.com.tw          Email: ssguo@tsmc.com.tw
       -------------------                    -------------------                 -----------------

               Taiwan Semiconductor Manufacturing Company Limited

                               February 12, 2003

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties 3) Endorsements and quarantees 4) Financial derivative transactions for the period of January 2003.

1) Sales volume (NT$: Thousand)
------------------------------------------------------------------------------------------------------------------
     Time             Items                 2003             2002                      Changes               (%)
------------------------------------------------------------------------------------------------------------------
Jan               Invoice amount         11,359,311       12,548,002                   -1,188,691          -9.47%
------------------------------------------------------------------------------------------------------------------
Jan - Jan         Invoice amount         11,359,311       12,548,002                   -1,188,691          -9.47%
------------------------------------------------------------------------------------------------------------------
Jan               Net sales              13,128,841       12,044,713                    1,084,128           9.00%
------------------------------------------------------------------------------------------------------------------
Jan - Jan         Net sales              13,128,841       12,044,713                    1,084,128           9.00%
------------------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)
---------------------------------------------------------------------------------------------------
                            Limit of lending                January         Bal. As of period end
---------------------------------------------------------------------------------------------------
TSMC                                     58,721,466                -                            -
---------------------------------------------------------------------------------------------------
TSMC's subsidiaries                      27,060,983             (500)                     347,030
---------------------------------------------------------------------------------------------------

3) Endorsements and quarantees (NT$ Thousand)
---------------------------------------------------------------------------------------------------
                                 Limit of endorsements      January       Bal. As of period end
---------------------------------------------------------------------------------------------------
TSMC                                     59,768,660          (34,000)                  23,598,040
---------------------------------------------------------------------------------------------------
TSMC's subsidiaries                             N/A                0                            0
---------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                               (34,000)                  23,598,040
---------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                               0                            0
---------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                    0                            0
---------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                      0                            0
---------------------------------------------------------------------------------------------------

4) Financial derivatives transactions
a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)
---------------------------------------------------------------------------------------------------
      Underlying assets / liabilities            Liabilities:    YEN:               5,106,150,000
                                                              -------------------------------------
                                                                 EUR:                  55,000,000
                                            -------------------------------------------------------
                                                      Assets:    US$                  790,000,000
---------------------------------------------------------------------------------------------------
   Financial instruments                                                     FX forward contracts
---------------------------------------------------------------------------------------------------
   Realized profit (loss)                                                           NT$40,927,854
---------------------------------------------------------------------------------------------------

a-2. Hedging purpose  (for  the position of floating rate liabilities)
---------------------------------------------------------------------------------------------------
  Underlying assets / liabilities                       Liabilities:             NT$5,000,000,000
---------------------------------------------------------------------------------------------------
    Financial instruments                                                      Interest rate swap
---------------------------------------------------------------------------------------------------
   Realized profit (loss)                                                                       -
---------------------------------------------------------------------------------------------------

     b. Trading purpose: None.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: February 12, 2003          By /s/ Harvey Chang
                                   ---------------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer